

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2015

<u>Via E-mail</u>
Neal Allen
President and Chief Executive Officer
Dominovas Energy Corporation
1395 Chattahoochee Avenue
Atlanta, GA 30318

> **Re: Dominovas Energy Corporation**
> **Form 10-K for the Fiscal Year ended August 31, 2014**
> **Filed December 31, 2014**
> **File No. 000-51736**

Dear Mr. Allen:

　　　We completed our review of your filing as of May 15, 2015. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　Sincerely,

　　　　　　　　/s/ Karl Hiller *for*

　　　　　　　　H. Roger Schwall
　　　　　　　　Assistant Director